

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Paul Davis
General Counsel
Xperi Corp. (c/o Xperi, Inc.)
2190 Gold Street
San Jose, CA 95002

> **Re: Xperi, Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form 10**
> **Submitted August 5, 2022**
> **CIK No. 0001788999**

Dear Mr. Davis:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comment refers to our letter dated July 27, 2022.

Amendment No. 4 to Draft Registration Statement on Form 10

Exhibit 99.1
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 71

1. We note the revisions made in response to prior comment 2. Please further revise to begin the reconciliations on pages 73 and 74 with "Pro forma Net loss attributable to [Xperi Product]." Also, revise to disclose and label pro forma earnings (loss) per share before and after the management's adjustments. Refer to 11-02(a)(7)(ii) of Regulation S-X.

Paul Davis
Xperi Corp. (c/o Xperi, Inc.)
August 22, 2022
Page 2

       You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Mike Ringler, Esq.